UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 1Q 2019 FINANCIAL RESULTS

Consolidated revenue – 74.9 bln rubles (0% compared to 1Q2018)

EBITDA1 – 15.3 bln rubles (-17% compared to 1Q2018)

Profit attributable to equity shareholders of Mechel PAO – 11.3 bln rubles

Moscow, Russia – May 23, 2019 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 1Q 2019.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“The first quarter’s financial results demonstrated positive dynamics compared to previous period. Upon stable revenue, EBITDA went up by 2%, while operating profit and profit attributable to Mechel PAO’s shareholders showed major growth.

“As a key factor impacting the company’s results in this reporting period, I must note that the mining division restrained mining dynamics as planned to offload accumulated product stocks. At the same time, the division increased sales to third parties of practically all product types except anthracites, and demonstrated financial growth. The steel division did not allow any major slumps in revenue despite the winter inactivity in construction markets, but its results were subject to a negative impact of iron ore prices growth.

“Later this year we continue to consistently pursue measures aimed at upgrading our mining fleet to restore and then increase coal mining volumes, as well as a large-scale repair program at our steel division’s facilities.”

Consolidated Results For The 1Q2019

Mln rubles	1Q’ 19	1Q’ 18%		1Q’ 19	4Q’ 18%
Revenue from contracts with external customers	74,856	74,852	0%	74,856	75,571	-1%
Operating profit	10,837	13,383	-19%	10,837	1,978	448%
EBITDA	15,322	18,436	-17%	15,322	15,021	2%
EBITDA, margin	20%	25%		20%	20%
Profit attributable to equity shareholders of Mechel PAO	11,336	3,293	244%	11,336	1,631	595%

Mechel PAO’s Chief Financial Officer Nelli Galeeva commented:

“Consolidated EBITDA in 1Q2019 was 15.3 billion rubles, which is 2% more quarter-on-quarter. Profit attributable to Mechel PAO’s shareholders went up nearly seven times in 1Q2019 quarter-on-quarter to reach 11.3 billion rubles. Growth of foreign exchange gains on foreign currency debt had a major impact on this indicator’s dynamics as the ruble strengthened against US dollar and euro in this reporting period.

“Despite a minor decrease in cash flow from our core operations, the operating cash flow remains sufficient not only for ensuring the Group’s operational needs, but also for bringing down its leverage. The Group’s net debt excluding penalties, fines and other non-current financial liabilities went down by 12 billion rubles as compared to where it stood as of December 31, 2018, totaling 411 billion rubles.

“The debt’s decrease was partly offset by our recognition of additional long-term lease obligations of 3.8 billion rubles under IFRS 16 Leases standard was applied starting January 1, 2019.

“Our financial expenditure went down by 0.2 billion rubles from 10.3 billion rubles in 4Q2018 to 10.1 billion rubles in this reporting period due to lower average foreign currency exchange rates. Interest paid in 1Q2019, including PIK interest, went down by 5% quarter-on-quarter and totaled 7.7 billion rubles.

“Net debt to EBITDA ratio was 5.7 by the end of 1Q2019.

“In our mining segment, 1Q2019 revenue from sales to third parties totaled 24.5 billion rubles, which is 4% higher quarter-on-quarter. Gross profit also went up by nearly 2 billion rubles or 11%, and EBITDA by 2.1 billion rubles or 23% quarter-on-quarter. This was due to an increase in coal volume product sales.

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

“In 1Q2019, steel product sales remained at the previous quarter’s level, but the seasonal price slump on the steel division’s key products combined with high iron ore and ferroalloys prices led to a decrease in gross margin from 22% in 4Q2018 to 16% in this reporting period, and a 46% quarter-on-quarter decrease in EBITDA from 6.0 billion rubles to 3.3 billion rubles.”

Mining Segment

Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark noted:

“Our mining facilities’ operational plans for the first quarter were amended to include a decrease in mining volumes as we have accumulated major coal stockpiles by last year’s end due to railcar shortages. As a result, mining volumes went down by 19% quarter-on-quarter. At the same time, coking coal concentrate sales to third parties went up by 3%, PCI sales increased by 7% and thermal coal sales went up by 45%. This enabled us to reduce significantly our stocks while cutting down unit costs in most of the division’s facilities, partly by optimizing equipment repair expenses, which are traditionally high in extremely low winter temperatures. Overall, coal stockpiles went down by nearly 30% in the first quarter.

“As a result, in 1Q2019 the division demonstrated improvement in financial results both quarter-on-quarter and year-on-year. As revenue from sales to third parties grew by 4% quarter-on-quarter, EBITDA went up by 23%.

“One of the division’s key tasks for this year is increasing mining volumes. To do so we continue to upgrade and grow our mining equipment fleet and prepare our resources for mining. I would like to note that in 2019 we will see the launch of such major equipment as EKG-18 and ESh-20/90 excavators which will enable us to improve mining and stripping efficiency.”

Mln rubles	1Q’ 19	1Q’ 18%		1Q’ 19	4Q’ 18%
Revenue from contracts with external customers	24,545	22,724	8%	24,545	23,566	4%
Revenue inter-segment	9,473	9,412	1%	9,473	9,089	4%
EBITDA	10,986	10,483	5%	10,986	8,934	23%
EBITDA, margin	32%	33%		32%	27%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“This reporting period was characterized by a seasonal slump in demand for construction products which account for a major share in the division’s sales. This factor did not lead to a significant quarter-on-quarter decrease in overall sales volumes tonnage-wise, but had a negative impact on price levels. As a result, revenue from sales to third parties went down by 5% quarter-on-quarter. Higher iron ore prices due to the global growth of ore prices as well as the strengthening of our national currency led to increased production costs, which were reflected in a lower EBITDA and EBITDA margin quarter-on-quarter.

“In the second quarter, iron ore prices continue to grow as market participants worry over news of pessimistic forecasts for iron ore production in Australia, especially as iron ore supply from Brazil is expected to plunge. The persisting escalation of a trade conflict between the United States and China also supports the price growth trend. At the same time, by the second quarter’s end, we are expecting business activity on Russia’s construction steel market to recover and that may bring up prices for our division’s products.

“We have planned a whole series of major repairs and equipment maintenance for our facilities. This will enable us to maintain stable output of steel and finished products as well as reduce our facilities’ impact on the environment. At the same time, our plans for output of the most high value-added products envisages a year-on-year production growth.”

Mln rubles	1Q’ 19	1Q’ 18%		1Q’ 19	4Q’ 18%
Revenue from contracts with external customers	42,062	44,238	-5%	42,062	44,076	-5%
Revenue inter-segment	1,595	1,590	0%	1,595	1,654	-4%
EBITDA	3,259	6,204	-47%	3,259	6,030	-46%
EBITDA, margin	7%	14%		7%	13%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Denis Graf noted:

“The division’s 1Q2019 financial results grew predictably quarter-on-quarter as the heating season peaked and sales on the capacity market went up. The division demonstrated a year-on-year revenue growth due to increased electricity and capacity sales, but outstripping growth of production costs linked to increased prices for electricity purchased led to a lower EBITDA.”

Mln rubles	1Q’ 19	1Q’ 18%		1Q’ 19	4Q’ 18%
Revenue from contracts with external customers	8,249	7,891	5%	8,249	7,929	4%
Revenue inter-segment	4,400	4,037	9%	4,400	4,298	2%
EBITDA	234	737	-68%	234	166	41%
EBITDA, margin	2%	6%		2%	1%

***

Alexey Lukashov

Director of Investor Relations

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of trade and other receivables, Allowance for expected credit losses on financial assets, Provision (reversal of provision) for doubtful accounts, Write-off of inventories to net realisable value, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties, Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our interim condensed consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts**2 is presented below:

Mln rubles	31.03.2019	31.12.2018
Loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	382,280	402,417
Interest payable	8,052	7,749
Non-current loans and borrowings	11,510	6,538
Other non-current financial liabilities	45,432	44,510
less Cash and cash equivalents	(2,745)	(1,803)
Net debt, excluding lease liabilities, fines and penalties on overdue amounts	444,529	459,411

Current lease liabilities	6,025	5,880
Non-current lease liabilities	6,031	2,413
Net debt, excluding fines and penalties on overdue amounts	456,585	467,704

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	3m 2019	3m 2018	3m 2019	3m 2018	3m 2019	3m 2018	3m 2019	3m 2018
Profit (loss) attributable to equity shareholders of Mechel PAO	11,336	3,293	5,988	913	6,935	992	(220)	(42)
Add:
Depreciation and amortisation	3,658	3,477	2,069	1,970	1,467	1,373	122	134
Foreign exchange (gain) loss, net	(11,979)	(508)	(2,611)	(497)	(9,350)	(12)	(18)	1
Finance costs including fines and penalties on overdue loans and borrowings and leases payments	10,085	10,463	6,247	7,700	3,875	2,979	164	158
Finance income	(232)	(93)	(262)	(348)	(163)	(108)	(8)	(11)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	512	1,241	210	364	180	437	122	440
Profit attributable to non-controlling interests	378	238	180	29	197	172	1	37
Income tax expense (benefit)	1,131	10	(960)	237	(77)	189	(42)	2
Effect of pension obligations	48	36	40	29	7	6	1	1
Other fines and penalties	440	310	125	92	202	199	113	19
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(55)	(31)	(40)	(6)	(14)	(23)	(1)	(2)
EBITDA	15,322	18,436	10,986	10,483	3,259	6,204	234	737
EBITDA, margin	20%	25%	32%	33%	7%	14%	2%	6%

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	1q 2019	4q 2018	1q 2019	4q 2018	1q 2019	4q 2018	1q 2019	4q 2018
Profit (loss) attributable to equity shareholders of Mechel PAO	11,336	1,631	5,988	918	6,935	75	(220)	(2,996)
Add:
Depreciation and amortisation	3,658	3,700	2,069	1,919	1,467	1,651	122	130
Foreign exchange (gain) loss, net	(11,979)	7,171	(2,611)	(696)	(9,350)	7,845	(18)	23
Finance costs including fines and penalties on overdue loans and borrowings and leases payments	10,085	10,323	6,247	6,447	3,875	4,093	164	169
Finance income	(232)	(13,495)	(262)	(5,368)	(163)	(8,065)	(8)	(448)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	512	7,889	210	3,929	180	1,192	122	2,768
Net result on the disposal of subsidiaries	-	(3)	-	-	-	(3)	-	-
Profit (loss) attributable to non-controlling interests	378	(25)	180	(42)	197	53	1	(37)
Income tax expense (benefit)	1,131	(3,507)	(960)	1,395	(77)	(966)	(42)	(192)
Effect of pension obligations	48	440	40	427	7	12	1	1
Other fines and penalties	440	952	125	35	202	168	113	749
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(55)	(55)	(40)	(30)	(14)	(25)	(1)	(1)
EBITDA	15,322	15,021	10,986	8,934	3,259	6,030	234	166
EBITDA, margin	20%	20%	32%	27%	7%	13%	2%	1%
*** including inter-segment operations

Income tax, deferred tax related to the consolidated group of taxpayers are not allocated to segments as they are managed on the group basis.

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME for the three months ended March 31, 2019 (All amounts are in millions of Russian rubles)
	Three months ended March 31, 2019	Three months ended March 31, 2018
	(unaudited)	(unaudited)

Revenue from contracts with customers	74,856	74,852
Cost of sales	(45,248)	(41,556)
Gross profit	29,608	33,296

Selling and distribution expenses	(13,574)	(14,451)
Loss on write-off of non-current assets	(77)	(132)
Allowance for expected credit losses on financial assets	(120)	(344)
Taxes other than income taxes	(1,137)	(1,267)
Administrative and other operating expenses	(4,096)	(3,959)
Other operating income	233	240
Total selling, distribution and operating income and (expenses), net	(18,771)	(19,913)
Operating profit	10,837	13,383

Finance income	232	93
Finance costs including fines and penalties on overdue loans and borrowings and leases payments	(10,085)	(10,463)
Foreign exchange gain (loss), net	11,979	508
Share of profit (loss) of associates, net	7	18
Other income	55	31
Other expenses	(180)	(29)
Total other income and (expense), net	2,008	(9,842)
Profit before tax	12,845	3,541

Income tax expense	(1,131)	(10)
Profit for the period	11,714	3,531

Attributable to:
Equity shareholders of Mechel PAO	11,336	3,293
Non-controlling interests	378	238

Other comprehensive income
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods, net of income tax:	(387)	(443)
Exchange differences on translation of foreign operations	(387)	(443)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods, net of income tax:	14	3
Re-measurement of defined benefit plans	14	3
Other comprehensive loss for the period, net of tax	(373)	(440)

Total comprehensive income for the period, net of tax	11,341	3,091

Attributable to:
Equity shareholders of Mechel PAO	10,963	2,852
Non-controlling interests	378	239

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of March 31, 2019
(All amounts are in millions of Russian rubles)
	March 31, 2019	December 31, 2018
	(unaudited)

Assets
Non-current assets
Property, plant and equipment	191,345	189,879
Mineral licenses	31,882	32,068
Goodwill and other intangible assets	16,942	16,883
Investments in associates	307	293
Deferred tax assets	6,582	5,488
Other non-current assets	654	630
Non-current financial assets	179	244
Total non-current assets	247,891	245,485

Current assets
Inventories	43,603	43,423
Income tax receivables	64	121
Trade and other receivables	20,146	17,612
Other current assets	7,501	8,673
Other current financial assets	257	508
Cash and cash equivalents	2,745	1,803
Total current assets	74,316	72,140

Total assets	322,207	317,625
Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital	24,378	24,378
Accumulated other comprehensive income	1,398	1,771
Accumulated deficit	(263,696)	(274,186)
Equity attributable to equity shareholders of Mechel PAO	(232,924)	(243,041)
Non-controlling interests	10,110	9,846
Total equity	(222,814)	(233,195)

Non-current liabilities
Loans and borrowings	11,510	6,538
Lease liabilities	6,031	2,413
Other non-current financial liabilities	45,432	44,510
Other non-current liabilities	116	120
Pension obligations	3,723	3,819
Provisions	3,875	3,719
Deferred tax liabilities	13,597	13,506
Total non-current liabilities	84,284	74,625
Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 10,198 million and RUB 9,877 million as of March 31, 2019 and December 31, 2018, respectively	392,478	412,294
Trade and other payables	36,267	34,800
Lease liabilities	6,025	5,880
Income tax payable	7,742	6,425
Taxes and similar charges payable other than income tax	7,242	6,106
Advances received	5,194	5,028
Other current liabilities	64	68
Pension obligations	793	772
Provisions	4,932	4,822

Total current liabilities	460,737	476,195

Total liabilities	545,021	550,820
Total equity and liabilities	322,207	317,625

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the three months ended March 31, 2019
(All amounts are in millions of Russian rubles)
	Three months ended March 31, 2019	Three months ended March 31, 2018
	(unaudited)	(unaudited)
Cash flows from operating activities
Profit for the period	11,714	3,531
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation of property, plant and equipment	3,301	3,086
Amortisation of mineral licenses and other intangible assets	357	391
Foreign exchange (gain) loss, net	(11,979)	(508)
Deferred income tax benefit	(822)	(1,761)
Allowance for expected credit losses on financial assets	120	344
Write-off of trade and other receivables	-	56
Write-off of inventories to net realisable value	291	680
Loss on write-off of non-current assets	77	132
Result from disposal of non-current assets	(67)	29
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(55)	(31)
Effect of pension obligations	48	36
Finance income	(232)	(93)
Finance costs including fines and penalties on overdue loans and borrowings and leases payments	10,085	10,463
Provisions for legal claims, taxes and other provisions	1,485	931
Other	75	(68)

Changes in working capital items
Trade and other receivables	(3,323)	(2,834)
Inventories	(1,850)	(3,120)
Trade and other payables	2,300	2,739
Advances received	224	1,572
Taxes payable and other liabilities	1,935	2,521
Other current assets	851	(122)

Income tax paid	(522)	(1,304)

Net cash provided by operating activities	14,013	16,670

Cash flows from investing activities
Interest received	49	37
Proceeds from loans issued and other investments	272	5
Proceeds from disposals of property, plant and equipment	145	42
Purchases of property, plant and equipment	(1,082)	(1,013)
Purchases of intangible assets	-	(75)
Interest paid, capitalised	(30)	(132)
Net cash used in investing activities	(646)	(1,136)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 132 million and RUB 5,303 million for the three months ended March 31, 2019 and 2018, respectively	840	6,539

Repayment of loans and borrowings, including payments from factoring arrangement of RUB 1,694 million and nil for the three months ended March 31, 2019 and 2018, respectively	(4,304)	(12,456)
Dividends paid to non-controlling interests	(6)	(1)
Interest paid, including fines and penalties	(7,632)	(8,515)
Repayment of lease obligations	(515)	(680)
Deferred payments for acquisition of assets	(39)	(187)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(361)	(1,058)
Net cash used in financing activities	(12,017)	(16,358)

Foreign exchange (gain) loss on cash and cash equivalents, net	(364)	40
Changes in allowance for expected credit losses on cash and cash equivalents	5	-

Net increase (decrease) in cash and cash equivalents	991	(784)

Cash and cash equivalents at beginning of period	1,803	2,452
Cash and cash equivalents, net of overdrafts at beginning of period	380	1,223
Cash and cash equivalents at end of period	2,745	1,277
Cash and cash equivalents, net of overdrafts at end of period	1,371	439

There were certain reclassifications to conform with the current period presentation. These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: May 23, 2019